September 8, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Enersis Américas S.A.
Amendment No. 4 to Registration Statement on Form F-4
Filed September 2, 2016
File No. 333-211405

Amendment No. 3 to Schedule 13E-3 filed by Enersis Américas S.A. et al.
Filed September 2, 2016
File No. 005-89569

Ladies and Gentlemen:

On behalf of Enersis Américas S.A. (“Enersis Américas” or the “Company”), transmitted herewith is Amendment No. 5 (“Form F-4 Amendment No. 5”) to the Registration Statement on Form F-4 of Enersis Américas that was initially filed on May 17, 2016 (the “Registration Statement”) and Amendment No. 4 to the Schedule 13E-3 (“Schedule 13E-3 Amendment No. 4”) that was initially filed on July 15, 2016 (“Schedule 13E-3”), by Enersis Américas, Enel S.p.A., Enel Iberoamérica, S.R.L., and Enel Latinoamérica, S.A. (the “Enel Filing Persons”).

This letter also is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 7, 2016 in connection with Amendment No. 4 to the Registration Statement filed on September 2, 2016 and Amendment No. 3 to the Schedule 13E-3 filed on September 2, 2016. Set forth below are the Staff’s comments (in bold face type) followed by Enersis Americas’ responses.

References to “we”, “us” and “our” in the responses set forth below are to Enersis Américas, unless the context otherwise requires. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in Form F-4 Amendment No. 5 or the Schedule 13E-3 Amendment No. 4, as applicable.

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Securities and Exchange Commission	- 2 -	September 8, 2016

Registration Statements on Form F-4

Questions and Answers about the Merger and the Tender Offers, page 1

1.	We note the disclosure on page 5 about shareholders’ ability to subsequently waive certain conditions to the merger. Please provide additional disclosure about the subsequent shareholder approval required to waive these conditions, including the requisite level of approval required.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “Questions and Answers about the Merger and the Tender Offers”, “Summary—Conditions to Completion of the Merger” and “The Merger—Conditions to the Merger” in Form F-4 Amendment No. 5 to provide the requested disclosure regarding the shareholder approval required to waive the withdrawal rights exercise conditions.

Incorporation of Certain Information by Reference, page 13

2.	Please incorporate by reference the amended Form 20-F filed on September 6, 2016.

Response:

In response to the Staff’s comment, Enersis Américas has revised “Incorporation of Certain Information by Reference” in Form F-4 Amendment No. 5 to incorporate by reference Amendments Nos. 1 and 2 to the Form 20-F of Enersis Américas filed on September 6 and September 8, 2016, respectively.

Position of Endesa Américas as to the Fairness of the Tender Offers; Recommendation, page 62

3.

We note that the Board of Directors of Endesa Américas considered the report of Tyndall as an independent valuator, regarding the fairness of the tender offers and statutory dissenters’ rights. Note that if any filing person has based its fairness determination on the analysis of another party with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, the filing party must specifically adopt the analysis of the other party in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981).

Securities and Exchange Commission	- 3 -	September 8, 2016

Please revise to clarify whether the Board of Directors of Endesa Américas adopted the analyses and opinions of Tyndall. Note, however, that to the extent such persons did not adopt another party’s discussion and analysis or such discussion and analyses do not address each of the factors listed in Item 1014, such filing person must discuss, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant or were considered but given little weight in the context of this transaction (and why). This comment also applies to the Colin Becker report referenced on page 67, with regards to the statutory merger dissenter’s withdrawal rights.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “Special Factors—Endesa Américas—Position of Endesa Américas as to the Fairness of the Tender Offers; Recommendation” and “—Position of Endesa Américas as to the Statutory Merger Dissenters’ Withdrawal Rights” in Form F-4 Amendment No. 5 to state that the Board of Directors of Endesa Américas considered, reviewed and adopted the report of Tyndall in connection with its determinations regarding the fairness of the tender offers and the statutory merger dissenters’ withdrawal rights. Enersis Américas respectfully notes that the references to the Colin Becker report already disclose that Mr. Becker’s valuation analyses were considered, reviewed and adopted by the Endesa Américas Board of Directors as representing a reasonable valuation of Endesa Américas as it continues to operate its business in connection with its determinations regarding the fairness of the tender offer and the statutory merger dissenters’ withdrawal rights.

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Securities and Exchange Commission	- 4 -	September 8, 2016

Should you have any questions or comments concerning the Form F-4 Amendment No. 5 or the Schedule 13E-3 Amendment No. 4, please contact J. Allen Miller at (212) 408-5454 or amiller@chadbourne.com or Sey-Hyo Lee at (212) 408-5122 or shlee@chadbourne.com.

Very truly yours,

/s/ Chadbourne & Parke LLP

Enclosure

cc:	Nicolás Billikopf
Paolo Pirri